Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2007

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at June 22, 2007, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2007. These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company participating in a joint venture (the “Gahcho Kué Joint Venture”) exploring a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% (see “Camphor Take Over Bid” below) interest in the Gahcho Kué Joint Venture over certain AK leases located in the NWT.  The Company and its partner, Camphor Ventures Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. If called on to fully fund a definitive feasibility study, De Beers can increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers can increase its interest to 60 percent following the commencement of commercial production.

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalised to date.

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Camphor Take Over Bid

On February 7, 2007, the Company entered into a support agreement (the “Support Agreement”) with Camphor Ventures Inc. (“Camphor” or “CFV”) pursuant to which the Company, subject to certain conditions, made an offer (the "Offer") to acquire all of the outstanding securities of Camphor, namely:  (i) all issued and outstanding common shares of Camphor (collectively, the "CFV Common Shares"); and (ii) all securities granting a right to a holder thereof to purchase or otherwise acquire common shares of Camphor (collectively, the "CFV Convertible Securities").

MPV offered to acquire: (i) all of the issued and outstanding Camphor Common Shares tendered up to the expiry of the Offer (March 30, 2007), on the basis of 0.41 Mountain Province common share for each Camphor Common Share (the "Exchange Ratio"); and (ii) all issued and outstanding CFV Convertible Securities on the basis of 0.41 Mountain Province convertible security for each Camphor Convertible Security, where one whole Mountain Province convertible security will entitle the holder thereof to purchase one Mountain Province common share on a basis equivalent to that set out in the Camphor Convertible Security, having regard to the Exchange Ratio.

On February 23, 2007, the Company and Camphor jointly mailed offering documents, together with Camphor’s Directors’ Circular supporting the Offer, to the shareholders of Camphor in connection with the Offer described above.

As at June 22, 2007, the Company owns 100% of Camphor, and therefore Camphor’s 4.1% interest in the Gahcho Kué Joint Venture.

Project Technical Study

The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake in Canada’s Northwest Territories. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. On January 29, 2007, De Beers Canada announced that it anticipated a reduction in the project capital by as much as $200 million. Work on the updated technical study review is continuing.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué Diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, is to upgrade the diamond resource of the North Lobe of the 5034 kimberlite pipe to the “indicated mineral resource” category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the operator. Twenty-five of 31 planned core drill holes were completed.

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Starting in the Company’s second quarter, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31.   The results of the core drilling program were announced in January 2007.

In December 2006, the Company was advised by the project operator, De Beers Canada, that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 were delayed until 2008.  No suitable drilling operator was willing to undertake the large diameter drilling program during 2007.

As currently proposed, the Gahcho Kué project is expected be an open pit mine. Capital costs to construct the mine estimated by De Beers Canada were recently reduced to approximately $720 million as a result of De Beers’ review of the 2005 technical study which is still underway. Based on the current resource, the project is expected to have a life of 24 years from start of construction to closure, and in full production is expected to produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135

1. Resource cut-off is 1.5mm

The Joint Venture undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of a $30.8 million 2007 budget for the Gahcho Kué project.  The program, which comprised 26 drill holes over 8,400 meters broadly covering a 35 meter grid pattern, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths, with quantitative sampling conducted every 10 meters for micro-diamond, geochemistry and petrology analysis.  The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model by the end of 2007.

The 2007 Tuzo winter core drilling program was completed in mid April 2007, and was considered to be successful.  Preliminary results of the drill program indicate substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite indicating that the kimberlite is open further to depth.

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In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to DeBeers, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

Accordingly, the Joint Venture is planning to undertake a land-based large diameter (5.75 inch) core drilling program at the 5034 North Lobe during the summer of 2007. Current indications are that five large diameter core holes over 1,500 meters should be sufficient to extract the approximate 60 tonnes required for recovery of the 100 carat diamond sample which is deemed sufficient to complete the revenue modeling for the 5034 North Lobe. The program is also designed to upgrade the 5034 North Lobe to the “indicated mineral resource” category.  The budget of $8.2 million dollars for this 5034 North bulk sampling program was approved by the Joint Venture in May 2007.

De Beers Canada is also currently conducting engineering studies on various aspects of the project with a view to reducing the capital and operating costs projected in the 2005 technical study as well as reducing the mine’s construction time. The results of the core drilling and large diameter drilling programs together will be used to raise the resource status of 5034 North Lobe and Tuzo.  The update to the 2005 technical study is now estimated to be completed by mid-2008, since the results of Tuzo and 5034 North Lobe drilling are expected to be known by then.

Permitting

In November 2005, De Beers, as operator of the Gahcho Kué joint venture, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced and Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers’ application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué project in early June 2007, calling for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipates that the EIR of the Gahcho Kué project will be completed by mid-2009, although the MVEIRB emphasizes that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

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Other Exploration

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kué project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Selected Annual Information

	2007	2006	2005
Interest revenue	$ 23,940	$ 12,173	$ 13,112
Expenses	(1,361,937)	(1,132,061)	(848,502)
Write-down of long-term investments	(480,000)	(1,080,000)	(1,860,000)
Gain on sale of mineral properties	-	-	4,226,634
Share of loss of Camphor Ventures	(143,266)	-	-
Net (loss) earnings for the year	(1,961,263)	(2,199,888)	1,531,244
Basic and diluted (loss) earnings per share	(0.04)	(0.04)	0.03
Cash flow used in operations	(978,526)	(727,123)	(858,014)
Cash and cash equivalents, end of period	179,970	845,452	1,001,104
Total assets	41,615,827	34,874,288	36,038,157
Total long-term financial liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

Year ended March 31, 2007
The Company had a loss of $ 1,961,263 (or $0.04 per share) for the fiscal year ended March 31, 2007, compared to a loss of $2,199,888 (or $0.04 per share) for the same period ended March 31, 2006.

Other than operating expenses, $480,000 of the loss was due to the Company’s write down of its long term investment related to Northern Lion Gold Corp. in the quarter ending December 31, 2006, and $143,266 represents the Company’s approximately 33.8% share of the loss of Camphor.

Operating expenses were $1,361,937 for the year ended March 31, 2007 compared to $1,132,061 for the same period ended March 31, 2006.

Increased consulting fees for the year (2007 - $476,754; 2006 - $309,217) include fees paid to Patrick Evans as President & CEO for the year of $150,000, and to Jennifer Dawson as CFO and Corporate Secretary of $94,200, as well as fees associated with consulting by third parties for the Gahcho Kué Joint Venture, corporate services, and for regulatory requirements.  The consulting fees for the year ended March 31, 2006 included fees paid to the former President & CEO Jan Vandersande until November 2005 ($102,100, including $17,200 of medical benefits paid), to Patrick Evans for his part-year service as the new President & CEO ($56,100), for recruiting for the CEO position ($45,000), to Elizabeth Kirkwood, the Chair of the Board, CFO and a director for consulting ($12,000), for other consulting support services ($11,200), and for consulting by third parties for the Gahcho Kué Joint Venture ($81,400).

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The incremental Professional fees of $198,628 for the year ended March 31, 2007 compared to $166,150 for the same period of the prior year included audit and tax fee accruals and payments of $81,700 (2006 - $74,600), legal costs for general corporate matters and the acquisition of approximately 33.5% of common shares of Camphor Ventures in July 2006 in the amount of about $83,700 (2006 - $75,000), and approximately $30,000 for outsourced accounting services (2006 - $16,550).

Also contributing to the net loss for March 31, 2007 is stock-based compensation expense of $186,321 (2006 - $314,879) as a result of options granted in November 2005 and January 2006 which vested during the year.

Directors’ fees and benefits of $56,101 for the year ended March 31, 2007 include directors’ fees of $37,500, net of an over-accrual of the year ending March 31, 2006 of $12,917, related payroll costs, as well as medical and dental benefits paid on behalf of the former President & CEO in the amount of $23,750.  The $37,500 for the year ended March 31, 2006 was an accrual for directors’ fees for the year.

Promotion and investor relations expense has increased from the March 31, 2006 level of $108,184 to $124,467 for the year ended March 31, 2007 as a result of the retainer paid until mid-November 2006 to an investor relations firm ($53,000), printing and mailing costs for the annual general meeting materials (approximately $48,000), and non-recurring charges for website development and other investor relations work for approximately $24,000.

Transfer agent and regulatory fees for the year ended March 31, 2007 are greater than those of March 31, 2006 (2007 - $190,121; 2006 - $99,794) as a result of increased TSX ($14,100) and Amex fees ($45,000) associated with the issuance of Company shares in exchange for Camphor shares in July 2006, as well as increased charges for increased communications in the form of press releases ($32,723), and generally increase filing services and fees over the prior year.

Office and miscellaneous expenses (2007 - $80,998; 2006 - $54,043) reflect the increased cost of rent for premises in the amount of approximately $12,000 for the Company’s head office starting in December 2006, increased insurance costs, and other general increases in costs associated with increased activity.

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Summary of Quarterly Results

2007 Fiscal Year
	Fourth Quarter March 31, 2007	Third Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006
Interest Income	$4,273	$6,709	$6,883	$6,075
Expenses	(377,295)	(290,857)	(489,200)	(204,585)
Write-down of long-term investments	-	(480,000)	-	-
Share of loss of Camphor Ventures	(80,884)	(62,382)	-	-
Net loss	(453,906)	(826,530)	(482,317)	(198,510)
Net loss per share (basic)	(0.01)	(0.01)	(0.01)	(0.004)
Cash flow used in operations	(169,999)	(203,977)	(247,009)	(357,541)
Cash and cash equivalents, end of period	179,970	559,589	661,459	989,161
Assets	41,615,827	41,862,959	42,536,795	35,404,815
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

2006 Fiscal Year
	Fourth Quarter March 31, 2006	Third Quarter December 31, 2005 (restated)	Second Quarter September 30, 2005	First Quarter June 30, 2005
Interest Income	$5,893	$5,614	$(361)	$1,027
Expenses	(519,483)	(242,321)	(251,420)	(118,837)
Write-down of long-term investments	-	-	(1,080,000)	-
Net loss	(513,590)	(236,707)	(1,331,781)	(117,810)
Net loss per share	(0.008)	(0.004)	(0.025)	(0.002)
Cash flow used in operations	(277,929)	(36,035)	(240,581)	(172,578)
Cash and cash equivalents, end of period	845,452	804,631	738,886	846,071
Assets	34,874,288	34,835,554	34,775,760	35,913,588
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Fourth Quarter 2007
The Company’s net loss during the three months ended March 31, 2007 decreased to $453,906 or a loss of $0.01 per share compared with a net loss of $513,590 or $0.01 per share for the fourth quarter ended March 31, 2006.

The fourth quarter ended March 31, 2007 includes the Company’s share of the loss for Camphor Ventures ($80,884).  As well, it includes incremental consulting charges associated with the Gahcho Kue Joint Venture, and consulting for regulatory requirements, as well as increased consulting fees associated with the CFO position as a result of the take-over bid for Camphor.  Legal costs, listing fees, and review fees from the Company’s auditors for the third quarter results, necessary in support of the Camphor take-over bid, amounted to approximately $206,000 and were capitalized during the year.  Other costs were held to lower levels, allowing for a reduction of operating expenses to $377,295 for the quarter ended March 31, 2007 compared to $519,483 for the quarter ended March 31, 2006.

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The fourth quarter ended March 31, 2006 included incremental consulting costs for outside consulting services over the prior year as well as listing fees for the Toronto Stock Exchange and American Stock Exchange being paid in the quarter.

SUBSEQUENT EVENT

On April 4, 2007, Mountain Province took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer. The take-up of Camphor’s common shares that had been tendered to March 30, 2007 resulted in the Company owning approximately 13,884,500 common shares, representing approximately 93.3% of Camphor’s shares outstanding on a non-diluted basis, including the 100,000 shares it owned previously, and the 4,892,750 shares that the Company acquired in July 2007.

The Company announced on April 4, 2007 that it had elected to extend its Offer to acquire all of the outstanding Securities on the basis of 0.41 Mountain Province common shares, options or warrants, as the case may be, per Camphor common share, option or warrant until April 16, 2007.   As a result of the extension of the Offer, the Company took up an additional 339,391 common shares of Camphor tendered, giving the Company ownership of approximately 14,223,900 shares of Camphor, or 95.6% on a non-diluted basis.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company will proceed to take up the balance of the Camphor securities, including its outstanding options.

The take-up of the Camphor shares resulted in the issuance of 3,784,778 Mountain Province common shares.  The take-up of the balance of the Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007 resulted in the issuance of 268,032 shares.  Finally, the take-up of 485,000 options of Camphor resulted in the issuance of 198,850 Mountain Province options.

In accordance with the terms of the Support Agreement with Camphor, Mr. Peeyush Varshney joined the Board of Directors of the Company in April 2007.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $179,550 at March 31, 2007 ($808,267 as at March 31, 2006), and cash and cash equivalents of $179,970 ($845,452 at March 31, 2006).  The Company had no long-term debt at either March 31, 2007 or March 31, 2006.  The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

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The Company intends to raise capital to finance its operations for the next two years or more through the private placement of shares which may include an equity stock financing. As well, it has access to cash and other liquid investments held by Camphor.

During the year, the Company received $888,450 by issuing 650,000 shares upon the exercise of various stock options (2006 - $634,850 issuing 465,000 shares upon the exercise of options).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

As at March 31, 2007, $10,000 (2006 - $40,500; 2005 - $6,210) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2007, the Company paid $nil (2006 - $24,000; 2005 - $40,050) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the President and Chief Executive Officer of the Company.  Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expenses for year ended March 31, 2007 is $150,000 (2006 - $56,074) accrued or paid to the President and CEO of the Company for services rendered, and $94,200 (2006 - $nil) accrued or paid to the CFO of the Company, pursuant to these agreements.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

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The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in the Canadian accounting policies in the current financial year. The following accounting policy changes will impact the financial year ending March 31, 2008.

Effective April 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506.  The Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the CICA Handbook Section 1530.  This Section establishes standards for reporting and display of comprehensive income.  It does not address issues of recognition or measurement for comprehensive income and its components.  The Section will see the introduction of Statement of Comprehensive Income.  The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the CICA Handbook Section 3251 which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The Company is assessing the impact of the adoption of the Section on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3860.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 provides standards for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; the classification of related interest, dividends, losses and gains; the circumstances in which financial assets and financial liabilities are offset and disclosures about financial instruments and non-financial derivatives.  The Company is assessing the impact of the adoption of the Sections on the consolidated financial statements of the Company.

Effective April 1, 2007, the Company will be required to adopt the CICA Handbook Section 3865.  This Section establishes standards for when and how hedge accounting may be applied.  Hedge accounting is optional.  The adoption of Section 3865 is not expected to have a material impact on the consolidated financial statements of the Company.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada which was ratified in January 2006.  As part of the plan, the accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years.  The Company continues to monitor and assess the impact of the planned convergence of Canadian GAAP with IFRS.

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OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

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DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On March 31, 2007, there were 55,670,715 shares issued and 410,000 stock options outstanding expiring from October 21, 2007 to January 30, 2011.  By April 19, 2007, an additional 3,784,778 shares of the Company had been issued in exchange for 9,231,163 Camphor shares as a result of shares tendered under the Company’s take-over bid by April 16, 2007.  Another 268,032 shares were issued in exchange for the remaining 653,752 Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007.  In addition, in exchange for the 485,000 Camphor stock options tendered, 198,850 stock options in the Company were issued with expiry dates between September 13, 2007 and April 30, 2008.

On June 22, 2007, there were 59,723,531 shares issued and 608,850 stock options outstanding expiring between September 13, 2007 and January 11, 2011.  There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the year, the Company received $888,450 from the exercise of 650,000 stock options.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2007 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

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FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO
June 22, 2007

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